                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MAY, 2001

                      Galen Holdings Public Limited Company
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            SEAGOE INDUSTRIAL ESTATE
                                    CRAIGAVON
                                    BT63 5UA
                                 UNITED KINGDOM
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-      .)

                                EXPLANATORY NOTE

I.   Purpose of Filing

     The Purpose of this report on Form 6-K by Galen Holdings PLC is to make public the unaudited financial statements, as listed in the accompanying index, for Galen Holdings and its subsidiaries. These unaudited financial statements have been prepared in accordance with United Kingdom generally accepted accounting principles ("UK GAAP") and are presented in pounds sterling.

     Exhibit 1.1 of this report contains the unaudited financial statements for Galen Holdings and its subsidiaries prepared in accordance with United States generally accepted accounting principles ("US GAAP") and presented in United States dollars.

II.  Signatures

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


May 4, 2001                                     Galen Holdings PLC

                                                /s/   R. G. Elliott
                                                ---------------------
                                                Name:  R. G. Elliott
                                                Title:  Chief Financial Officer

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY

                                TABLE OF CONTENTS

                                                                                                                  PAGE NO.
I   Financial Information
    A.  Consolidated Financial Statements (unaudited)
        Consolidated Profit and Loss Account for the three and six months ended 31 March 2001 and 2000,
          and year ended 30 September 2000                                                                           2
        Consolidated Statements of Total Recognised Gains and Losses for the three and six months ended
          31 March 2001 and 2000, and year ended 30 September 2000                                                   3
        Consolidated Balance Sheets as at 31 March 2001 and 2000, and September 30, 2000                             4
        Consolidated Statements of Cash Flows for six months ended 31 March 2001 and 2000, and
          year ended 30 September 2000                                                                               5
        Notes to the Consolidated Financial Statements                                                             6 - 12

    B.  Management's Discussion and Analysis of Financial Condition and Results of Operations                     13 - 18

    C.  Quantitative and Qualitative Disclosures About Market Risk                                                18 - 19

II  Other Information

    A.  Legal Proceedings                                                                                           19

    B.  Exhibits and Reports on Form 6-K or 8-K                                                                     19

 I  FINANCIAL INFORMATION
 A. Condensed Financial Statements (unaudited)

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
                      CONSOLIDATED PROFIT AND LOSS ACCOUNT


                                                            UNAUDITED                      UNAUDITED                      AUDITED
                                                        THREE MONTHS ENDED              SIX MONTHS ENDED                 YEAR ENDED
                                                              31 MARCH                       31 MARCH                   30 SEPTEMBER
                                                       2001              2000         2001              2000               2000
                                                       L'000             L'000        L'000             L'000              L'000
-----------------------------------------------------------------------------------------------------------------------------------
 Turnover
 Pharmaceutical products                               31,219            10,920       59,370             23,164             44,397
 Pharmaceutical services                               13,185             9,964       26,823             19,282             41,623

-----------------------------------------------------------------------------------------------------------------------------------
 TOTAL TURNOVER                                        44,404            20,884       86,193             42,446             86,020
 COST OF SALES                                         15,273            10,526       29,764             22,299             44,222

-----------------------------------------------------------------------------------------------------------------------------------
 GROSS PROFIT                                          29,131            10,358       56,429             20,147             41,798

-----------------------------------------------------------------------------------------------------------------------------------
 NET OPERATING EXPENSES
 Before exceptional items and amortisation of
 intangibles and goodwill                              15,822             4,268       30,340              8,103             17,744
 Exceptional items                                          -                 -            -                  -              3,311
 Intangibles amortisation                               1,935                 -        3,856                  -                  -
 Goodwill amortisation                                  4,054               456        8,104                901              1,999

-----------------------------------------------------------------------------------------------------------------------------------
 TOTAL NET OPERATING EXPENSES                          21,811             4,724       42,300              9,004             23,054

-----------------------------------------------------------------------------------------------------------------------------------
 OPERATING PROFIT
 Before exceptional items and amortisation of
 intangibles and goodwill                              13,309             6,090       26,089             12,044             24,054
 Exceptional items                                          -                 -            -                  -             (3,311)
 Intangibles amortisation                              (1,935)                -       (3,856)                 -                  -
 Goodwill amortisation                                 (4,054)             (456)      (8,104)              (901)            (1,999)
-----------------------------------------------------------------------------------------------------------------------------------

 TOTAL OPERATING PROFIT                                 7,320             5,634       14,129             11,143             18,744
 Investment income                                        770               745        1,957                747              2,089
-----------------------------------------------------------------------------------------------------------------------------------

 PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST          8,090             6,379       16,086             11,890             20,833
 Interest payable and similar charges                   4,464               367        9,668                644              1,760
-----------------------------------------------------------------------------------------------------------------------------------

 PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION          3,626             6,012        6,418             11,246             19,073
 Tax on profit on ordinary activities                     950             1,401        1,701              2,499              4,699
-----------------------------------------------------------------------------------------------------------------------------------

 PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION           2,676             4,611        4,717              8,747             14,374
 Minority interests                                        36                20           75                 39                 89
-----------------------------------------------------------------------------------------------------------------------------------

 PROFIT FOR THE FINANCIAL PERIOD                        2,640             4,591        4,642              8,708             14,285
 Dividends                                              1,342               910        1,342                910              3,036

-----------------------------------------------------------------------------------------------------------------------------------
 RETAINED PROFIT FOR THE FINANCIAL PERIOD               1,298             3,681        3,300              7,798             11,249
-----------------------------------------------------------------------------------------------------------------------------------

 (Amounts in pence)
 Earnings per share                                      1.7p              3.8p         3.0p               7.2p              11.8p
 Diluted earnings per share                              1.7p              3.7p         2.9p               7.2p              11.7p
 BEFORE EXCEPTIONAL ITEMS AND AMORTISATION OF
 GOODWILL AND OTHER INTANGIBLES:
      Earnings per share                                 5.5p              4.1p        10.6p               8.0p              15.5p
      Diluted earnings per share                         5.4p              4.1p        10.3p               8.0p              15.5p


                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
          CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES


                                                                         UNAUDITED                UNAUDITED              AUDITED
                                                                    THREE MONTHS ENDED         SIX MONTHS ENDED         YEAR ENDED
                                                                        31 MARCH                    31 MARCH          30 SEPTEMBER
                                                                   2001            2000        2001           2000         2000
                                                                  L'000           L'000       L'000          L'000        L'000
------------------------------------------------------------------------------------------------------------------------------------
Profit for the financial period                                    2,640           4,591        4,642        8,708           14,285
Translation differences on foreign currency net investment         4,080             169        2,373          174              953
------------------------------------------------------------------------------------------------------------------------------------
Total recognised gains and losses relating to the period           6,720           4,760        7,015        8,882           15,238
------------------------------------------------------------------------------------------------------------------------------------

                        GALEN HOLDINGS PUBLIC LIMITED COMPANY
                             CONSOLIDATED BALANCE SHEETS


                                                                                          UNAUDITED                     AUDITED
                                                                                            AS AT                        AS AT
                                                                                          31 MARCH                    30 SEPTEMBER
                                                                                    2001               2000              2000
                                                                                   L'000              L'000             L'000
-----------------------------------------------------------------------------------------------------------------------------------
 FIXED ASSETS
 Intangible assets                                                                   449,330            34,974            456,102
 Tangible assets                                                                      84,287            73,343             79,388
----------------------------------------------------------------------------------------------------------------------------------
                                                                                     533,617           108,317            535,490
----------------------------------------------------------------------------------------------------------------------------------
 CURRENT ASSETS
 Stocks                                                                               14,794            10,781             14,207
 Debtors                                                                              31,942            19,057             34,747
 Cash at bank and in hand                                                             48,783            38,237             77,660
----------------------------------------------------------------------------------------------------------------------------------
                                                                                      95,519            68,075            126,614
 CREDITORS:  AMOUNTS FALLING DUE WITHIN ONE YEAR                                      47,193            28,399             82,345
----------------------------------------------------------------------------------------------------------------------------------
 NET CURRENT ASSETS                                                                   48,326            39,676             44,269
----------------------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS LESS CURRENT LIABILITIES                                               581,943           147,993            579,759
 CREDITORS:  AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                            151,732            28,700            159,200
 PROVISION FOR LIABILITIES AND CHARGES                                                 3,229                 -              3,223
 DEFERRED INCOME                                                                       5,808             6,762              6,670
----------------------------------------------------------------------------------------------------------------------------------
 NET ASSETS                                                                          421,174           112,531            410,666
----------------------------------------------------------------------------------------------------------------------------------
 CAPITAL AND RESERVES
 Called up share capital                                                              16,201            12,727             15,897
 Share premium account                                                                59,486            55,031             55,031
 Merger reserve                                                                      290,685                 -            290,685
 Profit and loss account                                                              54,606            44,703             48,933
----------------------------------------------------------------------------------------------------------------------------------
 EQUITY SHAREHOLDERS' FUNDS                                                          420,978           112,461            410,546
 MINORITY INTERESTS - EQUITY                                                             196                70                120
----------------------------------------------------------------------------------------------------------------------------------
                                                                                     421,174           112,531            410,666
----------------------------------------------------------------------------------------------------------------------------------

                         GALEN HOLDINGS PUBLIC LIMITED COMPANY
                           CONSOLIDATED CASH FLOW STATEMENTS


                                                                                          UNAUDITED                     AUDITED
                                                                                        SIX MONTHS ENDED               YEAR ENDED
                                                                                           31 MARCH                   30 SEPTEMBER
                                                                                    2001                2000               2000
                                                                                   L'000               L'000              L'000
----------------------------------------------------------------------------------------------------------------------------------
 Net cash inflow from operating activities                                           23,715              7,914             16,659
----------------------------------------------------------------------------------------------------------------------------------
 RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
 Interest paid                                                                       (9,668)              (658)            (1,501)
 Interest received                                                                    1,957                306              1,642
----------------------------------------------------------------------------------------------------------------------------------
                                                                                     (7,711)              (352)               141
----------------------------------------------------------------------------------------------------------------------------------
 TAXATION
 Corporation tax recovered (paid)                                                       985             (1,023)            (3,242)
----------------------------------------------------------------------------------------------------------------------------------
 CAPITAL EXPENDITURE
 Purchase of tangible fixed assets                                                   (7,438)            (7,483)           (15,454)
 Sale of tangible fixed assets                                                          217                 31                 33
 Purchase of intangible fixed assets                                                      -                  -             (1,984)
 Government grants received                                                               -              1,113              1,695
----------------------------------------------------------------------------------------------------------------------------------
                                                                                     (7,221)            (6,339)           (15,710)
----------------------------------------------------------------------------------------------------------------------------------
 ACQUISITIONS
 Acquisition costs and deferred consideration payments                              (16,101)            (1,882)           (15,063)
 Net funds acquired with subsidiary undertakings                                          -                  -                474
----------------------------------------------------------------------------------------------------------------------------------
                                                                                    (16,101)            (1,882)           (14,589)
----------------------------------------------------------------------------------------------------------------------------------
 EQUITY DIVIDENDS PAID                                                               (2,191)            (1,400)            (2,278)
----------------------------------------------------------------------------------------------------------------------------------
 NET CASH FLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING                   (8,524)            (3,082)           (19,019)
----------------------------------------------------------------------------------------------------------------------------------
 MANAGEMENT OF LIQUID RESOURCES
 Decrease (increase) in short-term deposits                                          21,000            (30,749)           (24,500)
----------------------------------------------------------------------------------------------------------------------------------
 FINANCING
 Issue of ordinary share capital (net of expenses)                                    4,761             36,367             36,367
 Notes repaid                                                                       (27,323)                 -                  -
 Loans obtained (repaid) net                                                          2,407             (2,161)            13,476
 Principal repayment under hire purchase agreements                                    (200)              (124)              (329)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                    (20,355)            34,082             49,514
----------------------------------------------------------------------------------------------------------------------------------
 (DECREASE) INCREASE IN CASH IN THE PERIOD                                           (7,879)               251              5,995
----------------------------------------------------------------------------------------------------------------------------------

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                IN THOUSANDS OF POUNDS (EXCEPT PER SHARE AMOUNTS)

1.   BASIS OF PRESENTATION

     The unaudited consolidated financial statements included herein, which do not constitute statutory accounts, have been prepared in accordance with generally accepted accounting principles in the UK. Certain information and footnote disclosure normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in Galen Holdings Public Limited Company's ("Galen" or the "Company") 2000 Annual Report.

     Galen is a Northern Ireland public limited company based in Craigavon, Northern Ireland and Rockaway, NJ, USA. The Company's financial statements include the financial statements for Galen Holdings Public Limited Company and all of its subsidiaries. The Company's financial statements are prepared in pounds sterling in conformity with UK generally accepted accounting principles.

     In the opinion of management, the financial statements reflect all adjustments necessary for a fair statement of the operations for the interim periods presented.


2.   INTERIM DIVIDEND

     An interim dividend of 0.83 pence per share, declared on 30 April 2001, will be paid on 24 August 2001.

3.   STOCKS

     Inventories are stated at the lower of cost or market. Cost is determined principally on the basis of first in, first out or standards that approximate average cost.


                                                31 MARCH        30 SEPTEMBER
                                                  2001               2000
----------------------------------------------------------------------------
Finished goods                                     6,311              6,003
Raw materials                                      8,483              8,204
----------------------------------------------------------------------------
                                                  14,794             14,207
----------------------------------------------------------------------------


4.   WARNER CHILCOTT SENIOR NOTES DUE 2008

     Warner Chilcott, Inc ("WCI") at the time of its acquisition by Galen on 29 September 2000 had L140,374 ($200,000) principal amount of 12-5/8% senior notes outstanding. The notes were issued by WCI in February 2000 and are unconditionally guaranteed by Warner Chilcott, plc ("Warner Chilcott"), WCI's immediate parent. In March 2001 Galen unconditionally guaranteed the notes.

     Interest payments on the notes are due semi-annually in arrears on 15 February and 15 August. The notes are due in February 2008 and are redeemable prior to maturity at the option of WCI, in whole or part, beginning in February 2004 at redemption prices that decrease annually and range from 106.3125% to 100% of the principal amount of the notes plus accrued interest. The indenture governing the notes limits Warner Chilcott and its subsidiaries' ability to incur or guarantee additional debt, as well as to pay dividends or distributions on, or redeem or repurchase, capital stock.

     The indenture governing the notes provides that upon a change of control, each note holder has the right to require WCI to repurchase their notes at a price equal to 101% of the principal amount plus accrued interest. Galen's acquisition of Warner Chilcott triggered the right of holders to require WCI to repurchase the notes, notice to be given to

                     GALEN HOLDINGS PUBLIC LIMITED COMPANY
     NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
               In Thousands of Pounds (except per share amounts)

     the Company by 1 December 2000. Approximately 20% of the note holders elected to tender their notes under this provision and on 13 December 2000 Warner Chilcott repurchased L27,300 ($40,300) principal amount of the notes.

     At the time it issued the notes, WCI entered into a registration rights agreement (the "Registration Rights Agreement") that requires WCI to offer to exchange the outstanding notes for new notes registered under the Securities Act of 1933, as amended (the "Exchange Offer"). The agreement required that WCI consummate the Exchange Offer by 14 August 2000. The registration statement for the exchange offer filed with the SEC was not declared effective until 1 February 2001 mainly due to delays caused by the completion of Galen's acquisition of Warner Chilcott. Under the terms of the Registration Rights Agreement, beginning on 15 July 2000, an additional 0.50% interest began to accrue on the notes in excess of the stated 12-5/8% rate ("Additional Interest"). Beginning on 12 October 2000 that Additional Interest increased to 1.00% and on 10 January 2001, increased again to 1.50%. On 1 February 2001 the registration statement for the exchange offer was declared effective and, as a result, beginning 1 February 2001 this Additional Interest stopped accruing.


5.   ACQUISITIONS

     On 29 September 2000, Galen acquired all of the outstanding shares and share equivalents of Warner Chilcott through a scheme of arrangement under the laws of the Republic of Ireland. Galen issued 2.5 Galen ordinary shares for each of Warner Chilcott's outstanding ordinary shares. All of Warner Chilcott's outstanding share options and warrants were converted at the same ratio into options and warrants to acquire Galen shares. The total acquisition price of L308,584 consisted of (i) L257,392, the value of 31,698,554 Galen shares issued in exchange for the 12,680,812 outstanding shares of Warner Chilcott, (ii) L43,744 representing the fair market value of Galen share options and warrants issued in exchange for Warner Chilcott options and warrants, and (iii) L7,448 of acquisition costs. The Warner Chilcott transaction closed on 29 September 2000, the last business day of the Company's fiscal year, and has been accounted for as a purchase.


6.   EARNINGS PER SHARE

     The calculation of earnings per share is based on profit after tax and minority interest, divided by the weighted average number of shares in issue during the period. Diluted earnings per share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for potentially dilutive rights to acquire ordinary shares that were outstanding during the period. The dilution attributable to rights to acquire shares is computed using the treasury stock method and depends upon the market price of the Company's shares during the period.

     Adjusted earnings per share and adjusted diluted earnings per share are calculated based on profit after tax and minority interest and before exceptional items and amortisation of goodwill and other intangible assets.

     Shares held in the employee share trust are excluded from these calculations. The following table sets forth the computation for each of these calculations:

                     GALEN HOLDINGS PUBLIC LIMITED COMPANY
     NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
               In Thousands of Pounds (except per share amounts)


                                                                         THREE MONTHS ENDED                  SIX MONTHS ENDED
                                                                             31 MARCH                          31 MARCH
                                                                   ---------------------------------------------------------------
                                                                        2001             2000             2001              2000
                                                                        ----             ----             ----              ----
Numerator for earnings per share and diluted earnings per share          2,640           4,591             4,642            8,708
Numerator for adjusted earnings per share and adjusted diluted
earnings per share                                                       8,629           5,047            16,602            9,609
Weighted average number of ordinary shares                         156,987,118     122,344,171       156,895,052      120,540,888
Effect of dilutive stock options and warrants                        2,974,076         387,161         3,589,866          434,519
                                                                   ---------------------------------------------------------------
Weighted average number of ordinary shares (diluted)               159,961,194     122,731,332       160,484,918      120,975,407

(Amounts in pence)
Earnings per share                                                        1.7p            3.8p              3.0p             7.2p
Diluted earnings per share                                                1.7p            3.7p              2.9p             7.2p
Adjusted earnings per share                                               5.5p            4.1p             10.6p             8.0p
Adjusted diluted earnings per share                                       5.4p            4.1p             10.3p             8.0p






7.   CONTINGENCIES

     The Company is involved in various legal proceedings of a nature considered normal to its business including patent litigation, product liability and other matters. In the event of the adverse outcome of these proceedings, resulting liabilities are either covered by insurance, established reserves or, in the opinion of management, would not have a material adverse effect on the financial condition or results of operations of the Company.

8.   INCOME TAXES

     Galen operates in two primary tax jurisdictions, the UK and the US. The majority of Galen's taxable income for the periods presented is derived from the UK and the US.

     The statutory rate in the UK for the three and six months ended 31 March 2001 and 2000 was 30%. The Company's effective tax rate was 26% in both the three and six month periods ended 31 March 2001 compared to 23% and 22%, respectively, in the prior year periods. The principal factors creating the difference between the UK statutory rate and the lower relevant effective rate are timing differences not recognised on the excess of tax allowances over depreciation, non-taxable grant transfers and the tax benefit arising from the utilization of losses brought forward on which deferred taxation had not been provided.

9.   CONSOLIDATING SCHEDULE

     Following are consolidating schedules reflecting Balance Sheet and Profit and Loss Account information for the Company as of 31 March 2001, and for the three and six months ended 31 March 2001:

                                                                                                                 OTHER
                                                                 GALEN          WARNER          WARNER        SUBSIDIARY
                                                             HOLDINGS PLC   CHILCOTT, PLC   CHILCOTT, INC.     COMPANIES
Balance Sheet data:
31 March 2001
 Fixed assets                                                        -               -         155,480         378,137
 Investment in subsidiaries                                    308,997         130,241               -               -

 Stocks                                                              -               -           4,149          10,645
 Debtors                                                           354               -           8,359          23,229
 Cash at bank and in hand                                        1,985              12          13,404          33,382
 Inter-company receivable (payable)                             65,798         (19,014)          9,783         (56,567)
----------------------------------------------------------------------------------------------------------------------------
 Current assets                                                 68,137         (19,002)         35,695          10,689
----------------------------------------------------------------------------------------------------------------------------
 Creditors: amounts falling due within one year                  6,691             118          10,220          30,164
 Creditors: amounts falling due after more than one year             -               -         110,199          41,533
 Other long-term liabilities                                         -               -               -           9,037
 Equity shareholders' funds                                    370,443         111,121          70,756         307,896
 Minority interests - equity                                         -               -               -             196
----------------------------------------------------------------------------------------------------------------------------

Profit and Loss Account data:
 Three months ended
    31 March 2001
 Turnover                                                            -               -          19,147          25,257
 Cost of sales                                                       -               -           3,395          11,773
 Net operating expenses
 Before amortisation of intangibles and goodwill                     -             (97)          6,620           9,404
 Intangible/goodwill amortisation                                    -               -           1,841             744
----------------------------------------------------------------------------------------------------------------------------
 Total net operating expenses                                        -             (97)          8,461          10,148
----------------------------------------------------------------------------------------------------------------------------
 Operating profit                                                    -              97           7,291           3,336
 Investment income                                                  17               -             159             594
 Interest payable and similar charges                                -               -           3,880             584
 Tax on profit on ordinary activities                                -               -               -             950
 Minority interests                                                  -               -               -              36
----------------------------------------------------------------------------------------------------------------------------
 Profit for the financial period                                    17              97           3,570           2,360
----------------------------------------------------------------------------------------------------------------------------

 Six months ended
    31 March 2001
 Turnover                                                            -               -          37,026          49,167
 Cost of sales                                                       -               -           6,257          23,507
 Net operating expenses
 Before amortisation of intangibles and goodwill                     -              (2)         13,046          17,296
 Intangible/goodwill amortisation                                    -               -           3,668           1,483
----------------------------------------------------------------------------------------------------------------------------
 Total net operating expenses                                        -              (2)         16,714          18,779
----------------------------------------------------------------------------------------------------------------------------
 Operating profit                                                    -               2          14,055           6,881
 Investment income                                                  48               -             708           1,201
 Interest payable and similar charges                                -               -           8,576           1,092
 Tax on profit on ordinary activities                                -               -               -           1,701
 Minority interests                                                  -               -               -              75
----------------------------------------------------------------------------------------------------------------------------
 Profit for the financial period                                    48               2           6,187           5,214
----------------------------------------------------------------------------------------------------------------------------



                                                                ELIMINATION
                                                                  ENTRIES       CONSOLIDATED
                                                                  -------       ------------
Balance Sheet data:
31 March 2001
 Fixed assets                                                           -          533,617
 Investment in subsidiaries                                      (439,238)               -
 Stocks                                                                 -           14,794
 Debtors                                                                -           31,942
 Cash at bank and in hand                                               -           48,783
 Inter-company receivable (payable)                                     -                -
-------------------------------------------------------------------------------------------
 Current assets                                                         -           95,519
-------------------------------------------------------------------------------------------
 Creditors: amounts falling due within one year                         -           47,193
 Creditors: amounts falling due after more than one year                -          151,732
 Other long-term liabilities                                                         9,037
 Equity shareholders' funds                                      (439,238)         420,978
 Minority interests - equity                                            -              196
-------------------------------------------------------------------------------------------

Profit and Loss Account data:
 Three months ended
    31 March 2001
 Turnover                                                               -           44,404
 Cost of sales                                                        105           15,273
 Net operating expenses
 Before amortisation of intangibles and goodwill                     (105)          15,822
 Intangible/goodwill amortisation                                   3,404            5,989
-------------------------------------------------------------------------------------------
 Total net operating expenses                                       3,299           21,811
-------------------------------------------------------------------------------------------
 Operating profit                                                  (3,404)           7,320
 Investment income                                                      -              770
 Interest payable and similar charges                                   -            4,464
 Tax on profit on ordinary activities                                   -              950
 Minority interests                                                     -               36
-------------------------------------------------------------------------------------------
 Profit for the financial period                                   (3,404)           2,640
-------------------------------------------------------------------------------------------

 Six months ended
    31 March 2001
 Turnover                                                               -           86,193
 Cost of sales                                                          -           29,764
 Net operating expenses
 Before amortisation of intangibles and goodwill                        -           30,340
 Intangible/goodwill amortisation                                   6,809           11,960
-------------------------------------------------------------------------------------------
 Total net operating expenses                                       6,809           42,300
-------------------------------------------------------------------------------------------
 Operating profit                                                  (6,809)          14,129
 Investment income                                                      -            1,957
 Interest payable and similar charges                                   -            9,668
 Tax on profit on ordinary activities                                   -            1,701
 Minority interests                                                     -               75
-------------------------------------------------------------------------------------------
 Profit for the financial period                                   (6,809)           4,642
-------------------------------------------------------------------------------------------




     Consolidating profit and loss data for the comparative prior year periods is not presented, as Galen's acquisition of Warner Chilcott did not occur until September 2000.

     The Company has not provided reconciliations from UK GAAP to US GAAP for the columns relating to the guarantor entities, as described in Note 4, since, in the opinion of management, such reconciliations would not materially affect an investor's understanding of the nature of the guarantee. The majority of the reconciling items between UK GAAP and US GAAP, as set forth in Note 11, relate to the operating activities of the non-guarantor subsidiaries and these amounts would only affect the guarantors' investment in subsidiaries and equity earnings of subsidiaries.

                     GALEN HOLDINGS PUBLIC LIMITED COMPANY
     NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
               In Thousands of Pounds (except per share amounts)


10.  SEGMENT INFORMATION

     The Company's business is classified into two reportable segments for internal financial reporting purposes: Pharmaceutical Products and Pharmaceutical Services. For all periods presented, the Pharmaceutical Products segment includes the development, manufacture and promotion of prescription pharmaceutical products in the UK, US and Ireland, and the provision of specialized development and manufacturing services to other pharmaceutical companies. The Pharmaceutical Services segment provides technology-based research and development services to the pharmaceutical industry. These services include the design, manufacture, packaging and worldwide distribution of patient packs for clinical trials, interactive voice response system support to permit the more efficient management of the clinical trial process and "bench to pilot scale" specialty chemical design and synthesis services for research-based pharmaceutical companies.

     The following represents selected information for the Company's operating segments for the periods indicated:

     (a) CONTRIBUTION BY BUSINESS ACTIVITY

                     GALEN HOLDINGS PUBLIC LIMITED COMPANY
     NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
               In Thousands of Pounds (except per share amounts)


                                                                     PHARMACEUTICAL        PHARMACEUTICAL
                                                                       PRODUCTS              SERVICES               TOTAL
----------------------------------------------------------------------------------------------------------------------------
THREE MONTHS ENDED 31 MARCH 2001
Turnover                                                                  31,219                13,185               44,404
Cost of sales                                                              7,929                 7,344               15,273
Net operating expenses before amortisation
of goodwill and intangibles                                               12,929                 2,893               15,822
Amortisation of goodwill and intangibles                                   5,595                   394                5,989
Operating profit                                                           4,766                 2,554                7,320

THREE MONTHS ENDED 31 MARCH 2000
Turnover                                                                  10,920                 9,964               20,884
Cost of sales                                                              5,887                 4,639               10,526
Net operating expenses before amortisation
of goodwill and intangibles                                                2,073                 2,195                4,268
Amortisation of goodwill                                                     254                   202                  456
Operating profit                                                           2,706                 2,928                5,634

SIX MONTHS ENDED 31 MARCH 2001
Turnover                                                                  59,370                26,823               86,193
Cost of sales                                                             14,939                14,825               29,764
Net operating expenses before amortisation
of goodwill and intangibles                                               24,799                 5,541               30,340
Amortisation of goodwill and intangibles                                  11,175                   785               11,960
Operating profit                                                           8,457                 5,672               14,129

SIX MONTHS ENDED 31 MARCH 2000
Turnover                                                                  23,164                19,282               42,446
Cost of sales                                                             12,172                10,127               22,299
Net operating expenses before amortisation
of goodwill and intangibles                                                5,004                 3,099                8,103
Amortisation of goodwill                                                     508                   393                  901
Operating profit                                                           5,480                 5,663               11,143




     (b) GEOGRAPHICAL ANALYSIS


                                      THREE MONTHS ENDED 31 MARCH
                                   TURNOVER                   OPERATING PROFIT
                              2001          2000            2001           2000
--------------------------------------------------------------------------------
United Kingdom              18,980        16,331          (1,784)         4,720
North America               25,105         4,258           9,102            828
All Other                      319           295               2             86
--------------------------------------------------------------------------------
                            44,404        20,884           7,320          5,634
--------------------------------------------------------------------------------

                                        SIX MONTHS ENDED 31 MARCH
                                  TURNOVER                   OPERATING PROFIT
                             2001          2000            2001           2000
--------------------------------------------------------------------------------
United Kingdom              34,304        33,307          (2,886)         8,790
North America               51,329         8,570          17,020          2,225
All Other                      560           569              (5)           128
--------------------------------------------------------------------------------
                            86,193        42,446          14,129         11,143
--------------------------------------------------------------------------------

                     GALEN HOLDINGS PUBLIC LIMITED COMPANY
     NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
               In Thousands of Pounds (except per share amounts)


     Turnover is attributed to geographic area based on the location in which the sale originated.


11 SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

     The consolidated financial statements are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the three and six months ended 31 March 2001 and 2000, and to equity shareholders' funds as at 31 March 2001 and 30 September 2000 are set out in the tables below. For a detailed description of the adjustments below, see the Company's annual report.


                                                                             THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                                 31 MARCH                      31 MARCH
                                                                            2001          2000          2001             2000
--------------------------------------------------------------------------------------------------------------------------------
(a)    Reconciliation of profit

       Profit for the financial period under UK GAAP                         2,640         4,591          4,642           8,708
--------------------------------------------------------------------------------------------------------------------------------
       US GAAP adjustments:
       Amortisation of goodwill                                              1,484           173          3,400             284
       Amortisation of intangibles                                            (264)            -           (528)              -
       Capitalisation of interest                                               (9)          200            (18)            191
       Deferred taxation                                                    (1,614)           74         (2,614)           (472)
       Compensation expense (i)                                             (3,040)            4         (3,095)           (461)
       Inventory step up release                                                 -             -           (986)              -
       Deferred tax effect of US GAAP adjustments                              940           (57)           940             (57)
--------------------------------------------------------------------------------------------------------------------------------
       US GAAP adjustments total                                            (2,503)          394         (2,901)           (515)
--------------------------------------------------------------------------------------------------------------------------------
       Profit for the financial period under US GAAP - UK pounds               137         4,985          1,741           8,193
--------------------------------------------------------------------------------------------------------------------------------

       Basic earnings per share under US GAAP - UK pence                      0.1p          4.1p           1.1p            6.8p
       Diluted earnings per share under US GAAP - UK pence                    0.1p          4.1p           1.1p            6.8p
--------------------------------------------------------------------------------------------------------------------------------



(i) Included in the compensation expense reconciling item above is an amount of L2,680 ($3,880) relating to the intrinsic value of share options, the terms of which were modified on the cessation of employment of a director. This is a once-off, non-cash adjustment, required under US GAAP; it has no impact on equity shareholders' funds.

                     GALEN HOLDINGS PUBLIC LIMITED COMPANY
     NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)
               In Thousands of Pounds (except per share amounts)

                                                                                               AS AT                    AS AT
                                                                                           31 MARCH 2001        30 SEPTEMBER 2000
-----------------------------------------------------------------------------------------------------------------------------------
(b)     EFFECT ON EQUITY SHAREHOLDERS' FUNDS OF DIFFERENCES
        BETWEEN UK GAAP AND US GAAP:

        Equity shareholders' funds under UK GAAP                                               420,978                  410,546
        ---------------------------------------------------------------------------------------------------------------------------
        US GAAP adjustments:
        Acquisition accounting                                                                 (85,435)                 (87,072)
        Amortisation of goodwill related to contingent consideration                               831                      608
        In-process research and development                                                    (17,825)                 (17,851)
        Capitalisation of interest                                                               1,674                    1,692
        Deferred taxation                                                                       (8,266)                  (6,592)
        Employee benefit trust                                                                  (7,084)                  (7,377)
        Share premium account                                                                    7,084                    7,377
        Dividends                                                                                1,345                    2,194
        ---------------------------------------------------------------------------------------------------------------------------
        US GAAP adjustments total                                                             (107,686)                (107,021)
        ---------------------------------------------------------------------------------------------------------------------------
        Equity shareholders' funds under US GAAP - UK pounds                                   313,302                  303,525
        ---------------------------------------------------------------------------------------------------------------------------


12   RECENTLY ISSUED ACCOUNTING STANDARDS

     US ACCOUNTING. In June 1998 the Financial Accounting Standards Board ("FASB") issued FAS 133, "Accounting for Derivative Instruments and Hedging Activities". FAS 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. FAS 133 is effective for fiscal years beginning after 15 June 1999, but earlier application is permitted as of the beginning of any fiscal quarter subsequent to 15 June 1998. Upon initial application, all derivatives are required to be recognised in the statement of financial position as either assets or liabilities at fair value. In addition, all hedging relationships must be reassessed and documented pursuant to the provisions of FAS 133. Subsequent to the issuance of FAS 133, the FASB issued FAS 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement 133", which defers the effective date of FAS 133 to periods beginning after 15 June 2000. The Company adopted FAS 133 beginning 1 October 2000. At the date of initial application, no transition adjustment was required, as the Company does not currently use derivative financial instruments.

     UK ACCOUNTING. In December 1999 the Accounting Standards Board ("ASB") issued Financial Reporting Standard ("FRS") 19 "Deferred tax" which introduces a form of "full provision for accounting for deferred tax that replaces the "partial" provision method in Statement of Standard Accounting Practice ("SSAP") 15. Deferred tax should be provided on timing differences that have originated but not reversed by the balance sheet date, but only when the entity has an obligation to pay more tax in the future as a result of reversal of those timing differences. FRS 19 permits but does not require reporting entities to discount deferred tax assets and liabilities to reflect the true value of money. The FRS applies to accounting periods ending on or after 23 January 2002. The Company proposes to adopt the FRS in its financial statements to 30 September 2002.

     B. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on estimates of future results and of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.

     These forward-looking statements are identified by their use of terms and phrases, such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", and similar terms and phrases, including references to assumptions. However, these words are not the exclusive means of identifying such statements. These statements are subject to significant risks and uncertainties, including those identified in our filings with the Securities and Exchange Commission, and our 2000 Annual Report on Form 20-F filed with the Commission on 25 January 2001, which may cause actual results to differ materially from those discussed in such forward-looking statements. We do not undertake to update our forward-looking statements to reflect future events or circumstances.

     The following discussion should be read in conjunction with the consolidated unaudited financial statements and notes thereto, appearing in
     Section I-A. of this Form 6-K.


     OVERVIEW

     Galen Holdings PLC is an integrated specialty pharmaceutical company focused principally in the women's healthcare therapeutic area. We develop, manufacture and supply branded prescription pharmaceutical products in the United Kingdom and Ireland and, with our acquisition of Warner Chilcott in September 2000, we market products in the United States. An important part of our strategy is to develop and commercialise pharmaceutical products based on innovative formulations and novel drug delivery technology, particularly our proprietary Intravaginal Ring, or IVR, technology, which is able to deliver a wide-range of medicines to the patient over periods of up to three months. We also provide a wide-range of high-value services to the research and development activities of both pharmaceutical and biotechnology companies.

     For the period under review, our consolidated results of operations should be considered in light of the following specific factors.

     EFFECT OF THE ACQUISITION OF WARNER CHILCOTT. On 29 September 2000, we acquired Warner Chilcott, a US based developer and marketer of branded prescription pharmaceutical products for L308.6 million. The purchase consideration consisted of the issuance of 31,698,554 ordinary shares, valued at L257.4 million, in exchange for all of the outstanding shares of Warner Chilcott, and the issue of Galen share options and warrants valued at L43.8 million to former holders of Warner Chilcott options and warrants and L7.4 million of transaction related costs.

     The acquisition of Warner Chilcott, which closed on the last business day of our fiscal year, was accounted for as a purchase. The acquisition had and will have the following effects on our results of operations:

          - We recognised goodwill in the amount of L272.4 million. We will amortise this amount over a period of 20 years and, as a consequence, amortisation of goodwill will be substantially greater than in prior periods and will reduce net income accordingly.

          - Following the acquisition of Ovcon(R) 35 and Ovcon(R) 50 and Estrace(R) cream, Warner Chilcott recognised intangible assets in the amount of L136.6 million. We will amortise this amount over a period of 20 years and, as a consequence, amortisation of intangible assets will be substantially greater than prior periods and reduce net income accordingly.

          - In February 2000, Warner Chilcott, Inc. issued L140.4 million ($200 million) principal amount of 12-5/8% senior notes due 2008. Our acquisition of Warner Chilcott triggered the right of each holder of Warner Chilcott senior notes to require us to repurchase their notes at 101% of the principal amount of notes presented for repurchase. Following the exercise of this repurchase right by some holders, Warner

               Chilcott had L112.1 million ($159.7 million) of senior notes outstanding as at 31 March 2001. Interest payments on the senior notes are due semi-annually in arrears on 15 February and 15 August. The senior notes are redeemable prior to maturity at the option of Warner Chilcott, Inc., in whole or in part, beginning in February 2004 at redemption prices that decrease annually and range from 106.3125% to 100%. Unless and until redeemed, interest payments associated with the senior notes will substantially increase our net interest expense as compared with our interest expense prior to the acquisition of Warner Chilcott.

     EFFECT OF CURRENCY FLUCTUATIONS. Our turnover streams and operating expenses are denominated in two primary currencies: the US dollar and pounds sterling. With the acquisition of Warner Chilcott, an increasing proportion of our revenue is earned in US dollars but is reported in pounds sterling. We translate revenue earned in US dollars to pounds sterling in our profit and loss account at the average exchange rate for the relevant period. Substantially all of our operating expenses in the United States are denominated in US dollars and our capital investment in the United States have been funded by US dollar borrowings. These factors reduce our exposure to changes in the US dollar to pounds sterling exchange rate. However, an appreciation of pounds sterling against US dollars could reduce our reported earnings while the depreciation of pounds sterling against US dollars would increase our reported earnings.


     RECENT DEVELOPMENTS

     As we announced in January 2001, we received an approvable letter from the UK Committee on Safety of Medicines for our first IVR based product for hormone replacement therapy. The application, which was the subject of this approvable letter, will be used to deliver estradiol (estrogen) for the relief of post-menopausal symptoms. In April 2001 we received authorisation to market the IVR for this application in the UK. We plan to submit the estradiol IVR through the European Union Mutual Recognition Procedure to gain marketing approval for this IVR application throughout Europe. We are currently engaged in activities to support our planned New Drug Application, or NDA, submission for Food and Drug Administration, or FDA, approval to market this IVR application in the US.

     As of 30 September 2000 Warner Chilcott had senior notes outstanding totaling L140.4 million ($200.0 million) in principal amount. Our acquisition of Warner Chilcott triggered the right of each holder of the notes to require us to repurchase their notes at 101% of the principal amount of notes presented for repurchase. On 13 December 2000 we repurchased, through our Warner Chilcott subsidiary, L27.3 million ($40.3 million) principal amount of the senior notes. Warner Chilcott used cash on hand to fund the repurchase. In March 2001 Galen unconditionally guaranteed the notes.


     RESULTS OF OPERATIONS

     Three months ended 31 March 2001 and 2000

     Turnover in the three months ended 31 March 2001 more than doubled, rising to L44.4 million from L20.9 million in the year ago period. Significant sales increases in both our pharmaceutical products business and our pharmaceutical services business accounted for these favorable results. Depreciation of the UK pound against the US dollar of 9% over the two financial periods contributed to these increased results. Our turnover denominated in US dollars represented 57% of total turnover in the current period and 20% of total turnover in the year ago period.

     Our pharmaceutical products business includes the development, promotion and sale of branded prescription products in the US, UK and Ireland, and the manufacture of specialty products for other companies. Turnover from this business increased L20.3 million to L31.2 million in the three months ended 31 March 2001 as compared to L10.9 million for 2000. This growth reflects our acquisition of Warner Chilcott in September 2000 along with internal growth.

     Pharmaceutical services turnover increased 32.3% to L13.2 million as our clinical trial services and custom chemical services continue to grow strongly. Turnover generated in both the US and Europe from our clinical trial services increased reflecting the continued growth of our clinical trial service operations, including Interactive Clinical Technologies, Inc. which we acquired in 1999. Although our custom chemical services account for a far lesser percentage of our total pharmaceutical services turnover, we are encouraged by our continued turnover growth in this service. We believe that demand from research-driven pharmaceutical companies for these specialty services will continue to increase.

     Gross profit increased L18.7 million to L29.1 million in the second quarter 2001 from L10.4 million in the year ago period. The significant increase in our turnover coupled with our improved pharmaceutical products gross profit margin account for this favorable result. Total gross profit margin advanced from 49.6% in the year ago period to 65.6%. The improvement in our gross profit margin was primarily driven by our acquisition of Warner Chilcott, which posted a product gross margin of 83.4% for the period. Our pharmaceutical services gross profit margin remained strong.

     Net operating expense before amortisation of intangibles and goodwill of L15.8 million increased L11.5 million from L4.3 million in 2000. Three factors account for the majority of this increase in costs: (1) L6.7 million of operating expenses associated with the newly acquired Warner Chilcott, (2) L0.4 million of additional pharmaceutical products selling expenses related to the expansion of the UK and Ireland sales force from 65 to 115 representatives to support the launch of Regurin(R) and the anticipated launch of the estradiol IVR and (3) L0.7 million increased pharmaceutical services operating expenses to support the increase in turnover.

     Included within net operating expenses are research and development costs totaling L1.8 million, which were consistent with our prior year costs of L1.9 million. Our research and development costs include continued clinical activity associated with our development of the IVR drug delivery technology. During the quarter we completed the clinical program required for a NDA as part of the process for FDA approval for marketing the IVR in the US. This involved completion of a pivotal Phase I study and pivotal Phase III efficacy and safety study.

     Net operating expenses also include depreciation of L1.5 million, which increased from L1.1 million last year. This increase reflects our recent capital investment program, particularly in the pharmaceutical services area. Total amortisation expense of L6.0 million significantly increased from the year ago period primarily due to our acquisition of Warner Chilcott.

     Investment income of L0.8 million was consistent with the year ago period as funds held for investment were similar. Interest payable and similar charges for the current quarter primarily represent the interest expense on L112.1 million ($159.7 million) principal amount of the Warner Chilcott senior subordinated notes outstanding during the period. This interest charge is the source of the significant increase in interest payable and similar charges from L0.4 million in 2000 to L4.5 million in the current period.

     Taxes decreased L0.5 million, or 32.2%, to L1.0 million for the current period. We operate mainly in two tax jurisdictions, the UK and the US. The statutory rate in the UK was 30% in both periods. In the US the federal statutory rate was 35% in both periods. Our effective tax rate was 26% for the current quarter compared to 23% in the prior year period. The higher effective tax rate in the current quarter is due to the goodwill amortisation associated with the Warner Chilcott transaction that is not deductible for UK or US tax purposes.

     The net result of the items discussed above was that we reported net profit of L2.6 million for the current quarter compared to net profit of L4.6 million in the year ago period. Excluding the effect of amortisation expense related to intangible assets and goodwill, net profit was L8.6 million as compared to L5.0 million in the year ago period. Increased turnover and gross profit margin more than offset the increase in interest charges and operating expenses as outlined above.

     Our profit per ordinary share was 1.7 pence compared to 3.8 pence in the prior year quarter. On a diluted basis our profit per share was 1.7 pence compared to 3.7 pence in the prior year quarter. Excluding amortisation expense, profit per ordinary share was 5.5 pence (5.4 pence on a diluted basis) compared to 4.1 pence (4.1 pence on a diluted basis) in the prior year quarter. The weighted average number of ordinary shares outstanding increased by 34.6 million primarily due to the issuance of 31.7 million ordinary shares as consideration for Warner Chilcott in September 2000. The exercise of options and warrants during the quarter also contributed to the increase in weighted average ordinary shares outstanding.

     Six months ended 31 March 2001 and 2000

     Turnover in the six months ended 31 March 2001 more than doubled, rising to L86.2 million from L42.4 million in the year ago period. Significant increases in both our pharmaceutical products business and our pharmaceutical services business accounted for these favorable results. Depreciation of the UK pound against the US dollar of 10% over the two financial periods contributed to these increased results. Our turnover denominated in US dollars represented 59% of total turnover in the current period and 20% of total turnover in the year ago period.


     Our pharmaceutical products business includes the development, promotion and sale of branded prescription products in the UK, US and Ireland, and the manufacture of specialty products for other companies. Turnover from this business increased L36.2 million to L59.4 million in the six months ended 31 March 2001 as compared to L23.2 million for 2000. This growth reflects our acquisition of Warner Chilcott in September 2000.

     Pharmaceutical services turnover increased 39.1% to L26.8 million as our clinical trial services and custom chemical services continue to generate strong growth. Turnover generated in both the US and Europe from our clinical trial services increased over the year ago period reflecting the continued growth of our clinical trial services operations, including Interactive Clinical Technologies, Inc. which we acquired in 1999. Although our custom chemical services account for a far lesser percentage of our total pharmaceutical services turnover, we are encouraged by our continued turnover growth in this service. We believe that demand from research-driven pharmaceutical companies for these specialty services will continue to increase.

     Gross profit increased L36.3 million to L56.4 million in the current period from L20.1 million in 2000. The significant increase in our turnover coupled with our improved pharmaceutical products gross profit margin account for this favorable result. Total gross profit margin advanced from 47.5% in the year ago period to 65.5%. The improvement in our gross profit margin was primarily driven by our acquisition of Warner Chilcott, which posted a product gross margin of 83.9% for the period. Our pharmaceutical services gross profit margin remained strong.

     Net operating expense before amortisation of intangibles and goodwill of L30.3 million increased L22.2 million from L8.1 million in 2000. Three factors account for the majority of this increase in costs: (1) L13.7 million of operating expenses associated with the newly acquired Warner Chilcott, (2) L1.0 million of additional pharmaceutical products selling expenses related to the expansion of the UK and Ireland sales force from 65 to 115 representatives to support the launch of Regurin(R) and the anticipated launch of the estradiol IVR, and (3) L2.6 million increased pharmaceutical services operating expenses to support the increase in turnover.

     Included within net operating expenses are research and development costs totaling L3.6 million which were consistent with our year ago costs of L3.4 million. Our research and development costs include continued clinical activity associated with our development of the IVR drug delivery technology. During the period we completed the clinical program required for a NDA as part of the process for FDA approval for marketing the IVR in the US. This involved completion of a pivotal Phase I study and pivotal Phase III efficacy and safety study.

     Net operating expenses also include depreciation of L2.9 million, which increased from L2.0 million last year. This increase in cost reflects our recent capital investment program, particularly in the pharmaceutical services area. Total amortisation expense of L12.0 million significantly increased from the year ago period primarily due to our acquisition of Warner Chilcott.

     Investment income of L2.0 million increased L1.3 million from L0.7 million, as funds held for investment were higher during the current period than those held during the year ago period. Interest payable and similar charges for the current period primarily represent the interest expense associated with the L140.4 million ($200.0 million) principal amount of senior subordinated notes acquired as part of the Warner Chilcott transaction. This interest charge is the source of the significant increase in interest payable and similar charges from L0.6 million in 2000 to L9.7 million in the current period. The full L140.4 million ($200.0 million) principal amount was outstanding for almost one-half of the period until the redemption of L27.3 million ($40.3 million) in mid December as a result of the change of control provision of the note indenture.

     Taxes decreased L0.8 million, or 31.9%, to L1.7 million for the current period. We operate mainly in two tax jurisdictions, the UK and the US. The statutory rate in the UK was 30% in both periods. In the US the federal statutory rate was 35% in both periods. Our effective tax rate was 26% for the current period compared to 22% in the prior year period. The higher effective tax rate in the current period is due to the goodwill amortisation associated with the Warner Chilcott transaction that is not deductible for UK or US tax purposes.

     The net result of the items discussed above was that we reported net profit of L4.6 million for the six months ended 31 March 2001 compared to net profit of L8.7 million in 2000. Excluding the effect of amortisation expense related to intangible assets and goodwill, net profit was L16.6 million as compared to L9.6 million in the year ago period. Increased turnover and gross profit margin more than offset the increase in interest charges and operating expenses as outlined above.

     Our profit per ordinary share was 3.0 pence compared to 7.2 pence in the prior year period. On a diluted basis our profit per share was 2.9 pence compared to 7.2 pence in the prior year period. Excluding amortisation expense, profit per ordinary share was 10.6 pence (10.3 pence on a diluted basis) compared to 8.0 pence (8.0 pence on a diluted basis) in the prior year period. The weighted average number of ordinary shares outstanding increased by 36.4 million primarily due to the issuance of 31.7 million ordinary shares as consideration for Warner Chilcott in September 2000. The exercise of options and warrants during the period also contributed to the increase in weighted average ordinary shares outstanding.


     LIQUIDITY AND CAPITAL RESOURCES

     Net cash inflow from operating activities for the first half of 2001, as set forth in the table below, was L23.7 million compared to L7.9 million for the year ago period. This favorable result is due to higher earnings before interest, tax, depreciation and amortisation in the current period. EBITDA for the six months ended 31 March 2001 increased to L29.0 million from L14.0 million in the year ago period.


                                                              SIX MONTHS ENDED
                                                                  31 MARCH
                                                              2001          2000
                                                             L'000         L'000
--------------------------------------------------------------------------------
Total operating profit                                      14,129       11,143
Depreciation expense                                         2,862        1,986
Amortisation expense                                        11,960          901
Working capital movement                                    (3,437)      (5,561)
Other                                                       (1,799)        (555)
--------------------------------------------------------------------------------
Net cash inflow from operating activities                   23,715        7,914
--------------------------------------------------------------------------------



     The cash flow from operations was offset by the use of L7.4 million cash to purchase fixed assets and for deferred consideration of L4.6 million as part of the acquisition of Interactive Clinical Technologies, Inc. and Applied Clinical Concepts, Inc., and acquisition costs of L11.5 million relating to Warner Chilcott.

     The major cash outflow during the six months ended 31 March 2001 was the repayment of L27.3 million ($40.3 million) principal amount of 12-5/8% senior notes due 2008 issued by Warner Chilcott, Inc. This was triggered by our acquisition of Warner Chilcott. Under the terms of the indenture governing the senior notes, holders of the notes had the right to require us to repurchase the notes for redemption at 101% of par value plus accrued interest. On 15 February 2001 we also disbursed in cash the semi-annual interest installment due under theses notes, which amounted to L7.6 million.

     We ended the period with L48.8 million of cash on hand as compared with L77.7 million at 30 September 2000. We intend to fund our future operating liquidity needs, including capital expenditures and dividends payments, through a combination of cash generated from operations, cash balances on hand and availability under bank credit facilities. At 31 March 2001 we had L65.5 million of availability under committed credit facilities with certain banks.

     There is no significant seasonality to our funding requirements, and we believe that these sources will be sufficient to fund our anticipated working capital needs for the foreseeable future. We evaluate our balance sheet periodically to determine whether to refinance outstanding indebtedness with cash on hand or with other indebtedness. Accordingly, we may choose to reduce our indebtedness from time to time. In the event that we pursue significant acquisitions, we may be required to raise additional funds through the issuance of debt or equity securities.


     INFLATION

     Inflation had no material impact on our operations during the three months ended 31 March 2001.


     US GAAP RECONCILIATION

     Galen's consolidated financial statements have been prepared in accordance with UK GAAP. UK GAAP, as applied by Galen, differs in certain significant respects from US GAAP. Note 11 to the financial statements, appearing in
     Section I-A. of this Form 6-K, includes a reconciliation of Galen's profit and loss and equity shareholders' funds to US GAAP.

     Under US GAAP, Galen's profit for the six months ended 31 March 2001 and 2000 was L1.7 million and L8.2 million, respectively. Galen's US GAAP profit differed from UK GAAP profit principally as a result of differences in accounting for business combinations, capitalisation of interest, deferred taxation and share option compensation expense.

     Included in the compensation expense reconciling item for the period is an amount of L2.68 million ($3.88 million) relating to the intrinsic value of share options, the terms of which were modified on the cessation of employment of a director. This once-off, non-cash adjustment required under US GAAP does not impact equity shareholders' funds.


     C. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

     -    interest rates on debt; and

     -    foreign exchange rates.


     Interest rates

     We manage debt and overall financing strategies centrally using a combination of short and long term loans with either fixed or variable rates. Currently we do not hedge exposure to interest rate fluctuations through the use of derivative instruments.


     Foreign exchange

     Most of the turnover generated and expenses incurred during the three and six months ended 31 March 2001 and 2000 were denominated in the functional currency of the country in which they were generated. To the extent that we have expanded and continue to expand our operations in the United States, revenues and expenses will continue to be generated in the local currency. We intend to use local currency cash flows to pay similarly denominated expenses to the extent available, although we cannot be certain that we will be able to implement this strategy.

     We had no foreign currency option contracts at 31 March 2001. To date, we have not extensively used foreign currency hedging transactions because our exposure to foreign exchange fluctuations has been limited. Capital investment in the United States has been funded by US dollar borrowings as a hedge against foreign currency movements. We intend to use foreign currency hedging more extensively in the future, but cannot give assurances that the use of such instruments will effectively limit our exposure.


     II - OTHER INFORMATION


     A. LEGAL PROCEEDINGS

     We are involved in litigation relating to claims arising out of our operations in the normal course of business, including product liability claims. In the opinion of management, the litigation in which we are currently involved, individually and in aggregate, is not material to our business, financial condition or results of operations. There have been no significant developments in proceedings since we filed our 2000 Annual Report on Form 20-F with the Securities and Exchange Commission, and we have not become involved in any additional material proceedings.

     B. EXHIBITS AND REPORTS ON FORM 6-K OR 8-K

     (i) EXHIBITS - THE FOLLOWING EXHIBIT IS FILED WITH THIS DOCUMENT:

      EXHIBIT NO.   DESCRIPTION
      -----------   -----------
       1.1          Unaudited financial statements for Galen Holdings and its
                    subsidiaries prepared in accordance with US GAAP and
                    presented in US dollars

(ii) REPORTS ON FORM 6-K OR 8-K:

On 25 January 2001 we filed a Form 6-K, dated 25 January 2001, attached to which was our 2000 Annual Report and Accounts. This report included our audited financial statements for the years ended 30 September 2000, 1999 and 1998, and as at 30 September 2000 and 1999 (prepared in accordance with UK GAAP and presented in UK pounds).

On 14 February 2001 we filed a Form 6-K, dated 14 February 2001, attached to which was our unaudited financial statements for the three months ended 31 December 2000 and 1999, and as at 31 December 2000 and 30 September 2000 (prepared in accordance with US GAAP and presented in US dollars).

On 19 April 2001 we filed a Form 6-K, dated 4 April 2001, attached to which was our supplemental indenture with Warner Chilcott, Inc. and the Bank of New York, whereby we provided a joint and several guaranty of Warner Chilcott Inc.'s obligations under its senior notes due 2008.

On 1 May 2001 we filed a Form 6-K, dated 1 May 2001, attached to which was a copy of the public announcement of the same date which included our preliminary financial information for the periods discussed in this report.




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